Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 001-15929

Duke Energy Employee Merger Questions and Answers
Internal Portal Posting, Feb. 9, 2011

Shared Questions between Duke and Progress

What does Bill Johnson think about Duke’s international business and the role it could play in the growth of the combined company?

The international business is an important part of Duke’s portfolio and any changes in that business will be considered as they are today – on a case-by-case basis and based on the shareholder value the business brings to Duke.

What areas of the two companies will be most impacted by workforce reductions?

Until this transaction closes, which we are targeting for the fourth quarter of this year, the companies will continue to operate as separate entities. There will be no immediate staffing changes due to the merger. However, some position reductions may occur prior to that time due to normal business operations. As we work through our integration plans, we expect duplicate functions will be consolidated and some workforce reductions will occur.

In the coming months, we will be working to plan the integration of our operations. During the design phase of the integration process later in the year, comprehensive data gathered in earlier integration phases will drive decisions with respect to organizational structure and staffing levels and determine which areas will be most impacted. The multi-year transition period also will help to further minimize reductions through attrition, retirements and the management of vacancies.

What about organizations not listed on the Integration Lead chart, such as Corporate Services, EHS, Engineering and Corporate Communications?

Several functions do not appear on the integration lead chart. All organizations will be represented by sub-teams under one or more of the integration leads after the process of mapping all individual employees to a functional area is complete. We expect to have a more comprehensive view of the integration structure, including sub-teams, by mid-March. The new company organization chart will be developed as part of the integration process in the fall.

Can I still perform benchmarking activities with my peers at Progress or Duke?

All requests for benchmarking activities should be reviewed by the Integration Program Management Office as part of the actual functional integration work. Requests should be submitted to the Integration mailbox.

Since we now have in place an agreement to merge, we must operate with a higher degree of sensitivity to ensure the two companies operate separately until the merger closes approximately one year from now. Therefore, even if a dialogue was initiated prior to the merger announcement on Jan. 10, it’s important to proceed with a higher level of prudence in order to assure as smooth and efficient a regulatory review process as possible.

Also, integration issues and related discussion are not permissible during benchmarking activities.

Duke-Specific Questions

Are there any plans to modernize Duke’s un-scrubbed coal-fired power plant units?

Given the age of the un-scrubbed units and the substantial cost it would take to install pollution control equipment, it is not viable to modernize these units. Duke will continue to pursue its established strategy with respect to un-scrubbed units, which includes retiring these units over the next several years as new, more efficient units come online. (Power Generation)

I read in a Fidelity report that Jim Rogers may be thinking about selling off the Ohio portion of Duke. Has any decision been made with respect to this? It has created a lot of anxiety for employees in Ohio.

There has been no decision to sell the Duke Energy Ohio plants at this time. Duke Energy Ohio is currently seeking to change the way it dispatches its power plants from an Electric Security Plan, or ESP, to a Market Rate Offer, or MRO. That proposal is currently being considered by the Public Utilities Commission of Ohio.

Why does it seem that each time Duke merges with another company, the other company’s CEO takes over leadership of the new company? Is this a common practice in mergers?

There is no hard and fast rule on who runs a company after a merger. Each circumstance is unique. In each of the last two mergers Duke has done, the CEO came from the company being acquired. For the Duke/Progress merger, the decision was largely due to age considerations and Jim Rogers’ preference to take on the role as executive chairman.

There was a report that Dominion submitted offers to buy both Duke and Progress. What prevented that deal from going through, and what are the prospects for such a deal happening in the future once our merger is complete?

There was a rumor in the news media about Dominion submitting an offer to purchase Duke and/or Progress. Both companies have policies not to comment on merger and acquisition speculation, and we did not comment on this rumor.

Will the merger help jumpstart the smart grid program and make it available in more areas?

Smart grid will be included in the merger integration process for which planning is under way. Further details will become available later in the integration planning process.

A lot of the discussion around the merger is centered on building a stronger regulated company and one that can deliver a dividend over time. Given that, how are we looking at Duke Energy Ohio, given the state of regulation in Ohio?

The merger does not change our focus on any of our current strategic initiatives to better position our Ohio operations and generation portfolio for the long term. We’ll also continue to work with state policy leaders, sharing our recommendations for a regulatory environment that better supports energy-related investments in Ohio.

Since this is the first merger that involves nuclear generation, can you give us an idea of the process that will be followed to combine the nuclear operations?

Nuclear generation will be included in the integration process, consistent with other functional areas, for which planning is under way. The nuclear integration team will be addressing this in detail once functional teams are established and begin their integration planning work. The nuclear integration lead for Duke is Clark Curry, McGuire Nuclear Station engineering manager.

I am seeing in newspaper articles that Duke and Progress will continue to have separate retail rates and operate as two separate companies. What does this mean?

Duke Energy Carolinas and Progress Energy Carolinas will continue to operate as separate utilities with separate customers, systems and rates. The relationship will work much the same way as our current retail and wholesale relationships. Progress generates electricity with a single fleet that serves both retail customers and wholesale customers, even though they have different rate structures. After the merger is complete, the generating plants will all be under the Duke umbrella, but they will provide energy for both utilities and their retail and wholesale customers.

What is a reverse stock split? Why are we doing it? How does it impact the dividends per share?

In a reverse stock split, a publicly traded company reduces the number of outstanding shares in proportion to the split ratio. Because the company will only be changing the number of outstanding shares, this should not change the company’s overall valuation. And, as the overall valuation should not change, the price per share should increase proportionally.

For Duke, the reverse stock split is expected to bring the company’s stock price more in line with our peer companies and would reduce the number of shares outstanding.

Doing a reverse stock split makes sense for the company so that the total number of outstanding shares is more manageable. By reducing the number of shares outstanding, the reverse stock split would also ensure that Duke will have enough shares authorized for issuance to Progress shareholders in the merger.

Regarding the dividend, it works in much the same way as for the number of shares of stock. After a 1:2 reverse stock split, for example, you would own half as many shares, but we expect the quarterly dividend per share would double. This assumes Duke’s board maintains the dividend at its current level and adjusts it for the reverse stock split. In that case, the monetary value of your total dividend would not change.

For more information including an illustrative example, see the Portal article on the reverse stock split.

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may, ” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the "Risk Factors" section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission.  These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger.  Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.  Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy's executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy's executive officers and directors and Progress Energy's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.